UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: October 14, 2011**
MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

As required by the "Indenture" to the Floating Rate Secured Notes Due 2014 dated March 1, 2010 (the "New Notes"), Morris Publishing Group, LLC ("Morris Publishing") is required to use its monthly positive operating cash flow, net of permitted cash flow adjustments, ("Excess Free Cash Flow") to repay any amounts outstanding on its working capital facility, and then to redeem (on a prorata basis) stated principal amounts outstanding on the New Notes; provided, however, that no payment or redemptions are required if Excess Free Cash Flow is less than $250,000.

Applying this requirement with respect to Morris Publishing's monthly period ending September 30, 2011, Morris Publishing redeemed $1,195,025 in aggregate stated principal amount of the New Notes on October 18, 2011, the referenced period's Excess Cash Flow Payment Date (as defined in the Indenture). On October 14, 2011, Morris Publishing delivered a certificate to the Trustee under the Indenture stating that $1,195,025 of the aggregate stated principal amounts outstanding on the New Notes will be redeemed on the October 18, 2011 Excess Cash Flow Payment Date.

The table below summarizes all of the aggregate stated principal redemption and interest payments subsequent to the March 1, 2010 issuance date of the New Notes:

(dollars in thousands)	Beginning Principal Outstanding		Principal Redeemed	Interest Paid		Ending Principal Outstanding	Payment Due Date
Quarterly interest payment	$	100,000	$ -	$	833	$ 100,000	4/1/10
Excess Free Cash Flow-March 2010		100,000	-		-	100,000	4/23/10
Excess cash-Tranche A repayment		100,000	3,211		21	96,789	4/23/10
Excess Free Cash Flow-April 2010		96,789	-		-	96,789	5/21/10
Excess cash-Tranche B refinance		96,789	1,760		24	95,029	5/21/10
Excess Free Cash Flow-May 2010		95,029	1,016		22	94,013	6/17/10
Quarterly interest payment		94,013	-		2,350	94,013	7/1/10
Excess Free Cash Flow-June 2010		94,013	2,803		14	91,210	7/19/10
Excess Free Cash Flow-July 2010		91,210	-		-	91,210	8/24/10
Excess Free Cash Flow-August 2010		91,210	1,094		24	90,116	9/17/10
Quarterly interest payment		90,116	-		2,254	90,116	10/1/10
Excess Free Cash Flow-September 2010		90,116	424		2	89,692	10/19/10
Excess Free Cash Flow-October 2010		89,692	1,994		26	87,698	11/18/10
Excess Free Cash Flow-November 2010		87,698	1,190		24	86,508	12/15/10
Quarterly interest payment		86,508	-		2,163	86,508	1/3/11
Excess Free Cash Flow-December 2010		86,508	-		-	86,508	1/21/11
Excess Free Cash Flow-January 2011		86,508	4,269		55	82,239	2/16/11
Excess Free Cash Flow-February 2011		82,239	3,227		68	79,012	3/16/11
Quarterly interest payment		79,012	-		1,975	79,012	4/1/11
Excess Free Cash Flow-March 2011		79,012	579		3	78,433	4/21/11
Excess Free Cash Flow-April 2011		78,433	-		-	78,433	5/16/11
Excess Free Cash Flow-May 2011		78,433	322		6	78,111	6/15/11
Quarterly interest payment		78,111	-		1,953	78,111	4/1/11
Excess Free Cash Flow-June 2011		78,111	563		3	77,548	7/15/11
Excess Free Cash Flow-July2011		77,548	-		-	77,548	-
Excess Free Cash Flow-August 2011		77,548	3,445		73	74,103	9/16/11
Quarterly interest payment		74,103	-		1,853	74,103	10/3/11
Excess Free Cash Flow-September 2011	$	74,103	1,195		6	$ 72,908	10/18/11
Total-to date			$ 27,092	$	13,752		

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 18, 2011   **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**

Steve K. Stone
Senior Vice President-Chief Financial Officer